SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: March 5, 2025

List of Materials

Documents attached hereto:

Notice Regarding the Status of Repurchase of Shares of Common Stock

March 5, 2025

Sony Group Corporation

Notice Regarding the Status of Repurchase of Shares of Common Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on February 13, 2025, as follows.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	1,749,000 shares
3. Total purchase amount for repurchased shares:	6,602,926,000 yen
4. Period of repurchase:	February 14, 2025 to February 28, 2025
5. Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

(For reference)

1.	Details of resolution approved at the Board of Directors meeting held on February 13, 2025

(1)	Class of shares to be repurchased	Common stock of Sony
(2)	Total number of shares for repurchase	30 million shares(maximum) (0.50% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase amount for repurchase of shares	50 billion yen(maximum)
(4)	Period of repurchase	February 14, 2025 to May 14, 2025
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

2.	Total number and purchase amount of shares repurchased pursuant to the above-mentioned resolution of its Board of Directors (as of February 28, 2025)

(1)	Total number of shares repurchased	1,749,000 shares
(2)	Total purchase amount for repurchased shares	6,602,926,000 yen

End of document